Exhibit 99.1

YAMANA ANNOUNCES RESUMPTION OF OPERATIONS AT EL PEÑÓN

TORONTO, ONTARIO, January 17, 2017 — YAMANA GOLD INC. (TSX: YRI; NYSE: AUY) ("Yamana" or the "Company") is pleased to announce resumption of operations at its El Peñón mine in Chile, after successfully concluding negotiations leading to collective bargaining agreements with two unions representing underground workers.  The collective bargaining agreements are for terms of 40 and 48 months, and are in line with the Company's preceding final offer.

Operations were suspended on January 7, 2017 after several members of one union had staged a sit in at the employee camp.  Operations  partially resumed last Friday after these workers relinquished the camp in order to allow for conclusion of negotiations.

The interruption in operations, which have now returned to normal, has not had a significant impact on mine and consolidated production.  Further, the Company expects to recover production from other operations shorter term and from El Peñón throughout the year.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, and Canada.  Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:  This news release contains or incorporates by reference "forward-looking statements" and "forward-looking information" under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company's strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as "plan," "expect", "budget", "target", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company's expectations in connection with the outcome of collective bargaining negotiations, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company's expected plans and objectives in connection with the collective bargaining negotiations and may not be appropriate for other purposes.